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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       TRANSCOASTAL MARINE SERVICES, INC.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                   893537 10 0
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 893537 10 0                 13G/A                    PAGE 2 OF 6 PAGES


------------------------------------------------------------------------------------------------
1        Names of reporting Persons.  S.S. or I.R.S. Identification Nos. of Above Persons

         J&D Capital, L.C.

------------------------------------------------------------------------------------------------
2        Check the Appropriate box if a member of a Group (See                     (a) [X]
         Instructions)                                                             (b) [ ]

------------------------------------------------------------------------------------------------
3        SEC Use Only

------------------------------------------------------------------------------------------------
4        Citizenship or Place of Organization
         Nevada

------------------------------------------------------------------------------------------------

           Number of            5    Sole Voting Power
                                     51,500
             Shares       ----------------------------------------------------------------------

          Beneficially          6    Shared Voting Power
                                     -0-
            Owned by      ----------------------------------------------------------------------

              Each              7    Sole Dispositive Power
                                     51,500
           Reporting      ----------------------------------------------------------------------

          Person With           8    Shared Dispositive Power
                                     -0-
------------------------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person              51,500

------------------------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares [ ]
         (See Instructions)

------------------------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)                         0.5%

------------------------------------------------------------------------------------------------
12       Type of Reporting Person (See Instructions)                               CO

------------------------------------------------------------------------------------------------



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CUSIP NO. 893537 10 0                 13G/A                    PAGE 3 OF 6 PAGES


------------------------------------------------------------------------------------------------
1        Names of reporting Persons.  S.S. or I.R.S. Identification Nos. of Above Persons

         G. Darcy Klug

------------------------------------------------------------------------------------------------
2        Check the Appropriate box if a member of a Group (See                     (a) [X]
         Instructions)                                                             (b) [ ]

------------------------------------------------------------------------------------------------
3        SEC Use Only

------------------------------------------------------------------------------------------------
4        Citizenship or Place of Organization     United States

------------------------------------------------------------------------------------------------

           Number of            5    Sole Voting Power
                                     51,500
             Shares       ----------------------------------------------------------------------

          Beneficially          6    Shared Voting Power
                                     -0-
            Owned by      ----------------------------------------------------------------------

              Each              7    Sole Dispositive Power
                                     51,500
           Reporting      ----------------------------------------------------------------------

          Person With           8    Shared Dispositive Power
                                     -0-
------------------------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person              51,500

------------------------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares [ ]
         (See Instructions)

------------------------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)                         0.5%

------------------------------------------------------------------------------------------------
12       Type of Reporting Person (See Instructions)                               IN

------------------------------------------------------------------------------------------------



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CUSIP NO. 893537 10 0                  13G/A                   PAGE 4 OF 6 PAGES



ITEM 1(a).              NAME OF ISSUER.

                        TransCoastal Marine Services, Inc.

ITEM 1(b).              ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                        3535 Briar Park, Suite 210, Houston TX 77042.

ITEM 2(a).              NAME OF PERSON FILING.

                        J&D Capital, L.C. and G. Darcy Klug

ITEM 2(c).              CITIZENSHIP.

                        J&D Capital is a Nevada limited liability company. G. Darcy Klug is a citizen of the United States.

ITEM 2(d).              TITLE OF CLASS OF SECURITIES.

                        Common Stock, par value $.001 per share

ITEM 2(e).              CUSIP NO.

                        893537 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                        (a)  [ ] Broker or dealer registered under Section 15
                                 of the Act

                        (b)  [ ] Banks as defined in section 3(a)(6) of the
                                 Act

                        (c)  [ ] Insurance Company as defined in section
                                 3(a)(19) of the Act

                        (d)  [ ] Investment Company registered under section 8
                                 of the Investment Company Act

                        (e)  [ ] An investment adviser in accordance with Rule
                                 13d-1(b)(l)(ii)(E)

                        (f)  [ ] An employee benefit plan or endowment fund in
                                 accordance with Rule 13d-1(b)(l)(ii)(F)

                        (g)  [ ] A parent holding company or control person in
                                 accordance with Rule 13d-1(b)(l)(ii)(G)



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CUSIP NO. 893537 10 0                13G/A                     PAGE 5 OF 6 PAGES



                        (h)  [ ] A savings association as defined in Section
                                 3(b) of the Federal Deposit Insurance Act.

                        (i)  [ ] A church plan that is excluded from the
                                 definition of an investment company under
                                 Section 3(c)(14) of the Investment Company Act;

                        (j)  [ ] Group, in accordance with Rule
                                 13d-1(b)(l)(ii)(J)

        If the statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                       Not Applicable.

ITEM 4.                OWNERSHIP.

                       (a)    Amount Beneficially Owned:                           51,500

                       (b)    Percent of Class:                                    0.5%

                       (c)    Number of shares as to which such person has:

                              (i)   Sole power to vote or to direct the vote:      51,500

                              (ii)  Shared power to vote or to direct the vote:    -0-

                              (iii) Sole power to dispose or to direct the
                                    disposition of:                                51,500

                              (iv)  Shared power to dispose or to direct the
                                    disposition of:                                -0-

ITEM 5.                OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficiary owner of more than five percent of the class of securities, check the following [X].

ITEM 6.                OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                       PERSON.

                       G. Darcy Klug holds 100% of the outstanding membership interest in J&D Capital, L.C., and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.



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CUSIP NO. 893537 10 0                     13G/A                PAGE 6 OF 6 PAGES



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                       Not Applicable.

ITEM 8.                IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                       GROUP.

                       Not Applicable.

ITEM 9.                NOTICE OF DISSOLUTION OF GROUP.

                       Not Applicable.

ITEM 10.               CERTIFICATION.

                       Not Applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1999
                                       J&D CAPITAL, L.C


                                        /s/ G. Darcy Klug
                                       -----------------------------------------
                                       G. Darcy Klug, President


                                        /s/ G. Darcy Klug
                                       -----------------------------------------
                                       G. Darcy Klug, Individually



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                               INDEX TO EXHIBITS

         EXHIBIT
         NUMBER                   DESCRIPTION
         -------                  -----------

            1               Joint filing agreement